UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED
MANAGEMENT INVESTMENT COMPANIES

811-21067

Investment Company Act file number

TORREY INTERNATIONAL STRATEGY PARTNERS, LLC

(Exact name of registrant as specified in charter)

149 FIFTH AVENUE, 15TH FLOOR
NEW YORK, NY 10010

(Address of principal executive offices) (Zip code)

TORREY ASSOCIATES, LLC
149 FIFTH AVENUE, 15TH FLOOR
NEW YORK, NY 10010

(Name and address of agent for Service)

Registrant's telephone number, including area code: (212) 644-7800

Date of fiscal year end: 3/31/2010

Date of reporting period: 9/30/2009

ITEM 1. REPORTS TO STOCKHOLDERS

Torrey International Strategy Partners, LLC

September 30, 2009

TORREY INTERNATIONAL STRATEGY PARTNERS, LLC
Financial Statements
(Unaudited)
Period April 1, 2009 to September 30, 2009

Torrey International Strategy Partners, LLC

September 30, 2009

Torrey International Strategy Partners, LLC
Financial Statements
(Unaudited)

Period April 1, 2009 to September 30, 2009

Contents

Torrey International Strategy Partners, LLC
Statement of Assets and Liabilities (unaudited)

September 30, 2009

Assets

Investments in unaffiliated investment funds, at fair value		$14,801,776
cost basis	$14,312,629	
Cash or Cash Equivalents		209,633
Due from investment fund		231,641
Other assets		26,032
Total Assets		15,269,082

Liabilities

Member redemptions payable	88,631
Payable to broker	0
Due to investment advisor	56,089
Professional fees payable	95,659
Administrative fees payable	15,403
Loan Payable	0
Advance member subscriptions	0
Total Liabilities	255,782
Net Assets	$15,013,299

Members' Equity - Net Assets

Represented by:	
Capital subscriptions - net	$14,524,153
Net unrealized appreciation on investments	489,146

Members' Equity - Net Assets
(equivalent to $107.76 per unit based on 139,320 units outstanding) $15,013,299

See accompanying notes to financial statements

Torrey International Strategy Partners, LLC
Schedule of Investments in Unaffiliated Investment Funds (Unaudited)

September 30, 2009

Investment Fund (a)	Cost	Fair Value	Percentage of net assets	Liquidity
Long/Short Equity				
Global Undervalued Securities Fund (QP), L.P.	209,755	354,253	2.36%	Quarterly
Park Place Europe LLC	2,076,229	1,942,243	12.94%	Monthly
Chilton QP European Partners, L.P.	1,500,000	1,319,111	8.79%	Annual
Nezu Cyclicals Partners LP	1,500,000	1,613,622	10.75%	Quarterly
Pyrenees Global	1,910,547	1,746,090	11.63%	Quarterly
Chilton Global Natural Resources Partners LP	1,109,915	891,030	5.93%	Quarterly
Asian Century Quest Fund (QP), LP	1,700,000	1,779,430	11.85%	Quarterly
Binjai Hill Asian Acorn	1,996,710	2,104,021	14.01%	Monthly
WF Asia Fund Ltd	1,000,000	1,118,849	7.45%	Monthly
Gramercy Onshore Fund SPV LLC	512,913	792,139	5.28%	No liquidity
Strategy Total	13,516,069	13,660,787	90.99%	
Emerging Markets				
Neon Liberty Emerging Markets Fund, L.P.	796,561	1,140,989	7.60%	Quarterly
Strategy Total	796,561	1,140,989	7.60%	
Total Investments in unaffiliated funds	$14,312,630	$14,801,776	98.59%	
Other Assets less Liabilities		211,523	1.41%	
Net assets representing members' equity		$15,013,299	100.00%	

(a) All of the Fund's investments are considered to be illiquid because the investments can only be redeemed on a monthly, quarterly, or semi-annual basis.

See accompanying notes to financial statements

Torrey International Strategy Partners, LLC
Statement of Operations (unaudited)
September 30, 2009

Investment Income

Interest Income	$466
Other Income	750
Total Investment Income	1,216

Operating Expenses

Management Fee	145,625
Insurance Expense	14,685
Legal Expense	21,839
Audit Expense	21,000
Board of Managers' Fees	15,000
Investor Servicing Fees	8,951
Tax Expense	53,156
Professional and Administration Fees	15,167
Other Expenses	(17,292)
Total Operating Expenses	278,129
Net Investment Loss	(276,913)

Net Realized and Unrealized Gain from Investments

Net realized losses from investments in investment funds	(671,505)
Change in net unrealized appreciation from investments in investment funds	3,377,764
Net Realized and Unrealized Gain from Investments	2,706,259
Increase in Members' Equity - Net Assets Derived from Operations	$2,429,346

See accompanying notes to financial statements

Torrey International Strategy Partners, LLC
Statements of Changes in Members' Equity - Net Assets (unaudited)

Periods Ended September 30, 2009 and March 31, 2009

Operations	September 30, 2009	March 31, 2009
Net investment gain (loss)	($276,913)	($426,997)
Net realized gains (losses) from investments	(671,505)	(1,037,551)
Change in net unrealized appreciation (depreciation) from unaffiliated investment funds	3,377,764	(1,953,807)
Change in net unrealized appreciation (depreciation) from affiliated investment funds	0	0
Change in Members' Equity - Net Assets Derived from Operations	2,429,346	-3,418,355

Capital Transactions		
Member subscriptions	0	75,000
Member interests repurchased	(4,187,303)	(7,609,201)
Change in Members' Equity - Net Assets Derived from Capital Transactions	(4,187,304)	(7,534,201)
Net Change in Members' Equity - Net Assets	(1,757,958)	(10,952,556)
Members' Equity - Net Assets At Beginning of The Period	16,771,257	27,723,812
Members' Equity - Net Assets At End of The Period	$15,013,299	$16,771,257

See accompanying notes to financial statements

Torrey International Strategy Partners, LLC
Statement of Cash Flows (unaudited)

Period Ended September 30, 2009

Cash Flows From Operating Activities

Increase in Members' Equity from Operations	$2,429,346
Adjustments to reconcile net increase in members' equity - net assets derived from operations to net cash used in operating activities:	
Change in net unrealized appreciation from investments in investment funds	(3,377,764)
Net realized loss on investments in investment funds	671,505
Proceeds from sales of investments in investment funds	3,673,300
Purchases of investments in investment funds	(616,024)
Change in advance manager contributions	0
Change in due from investment funds	0
Increase in other assets	(122,488)
Decrease in due to investment advisor	(27,710)
Decrease in professional and administrative fees payable	(55,225)
Net cash provided by operating activities	2,574,940

Cash Flows From Financing Activities

Proceeds from member subscriptions	0
Payments for member interests repurchased	(4,187,303)
Change in payments for advance member subscriptions	0
Decrease in member redemptions payable	(104,869)
Net cash used in financing activities	(4,292,172)
Net decrease in cash	(1,717,232)
Cash at beginning of period	1,926,865
Cash at end of period	$209,633

See accompanying notes to financial statements

(1) Organization

Torrey International Strategy Partners, LLC, a Delaware limited liability company (the Fund), is registered under the Investment Company Act of 1940, and is a closed-end, non-diversified, management investment company. The Fund was formed on March 25, 2002, and commenced operations on November 1, 2002. The Fund's term is perpetual unless the Fund is otherwise dissolved under the terms of its limited liability company agreement.

The investment advisor of the Fund is Torrey Associates, LLC. As of September 30, 2009, the investment advisor held an interest in the Fund of $107,760. Effective August 14, 2009, Torrey Associates, LLC was terminated in its role as investment advisor and, pursuant to the plan of liquidation and dissolution as approved by the Fund's members, assumed the role of liquidator.

The power to manage and control the business affairs of the Fund is vested in the Board of Managers, including the exclusive authority to oversee and to establish policies regarding the management, conduct, and operation of the business of the Fund.

(2) Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(a) Investments in Investment Funds

Investments in investment funds are reported at fair value and are valued by the investment advisor in accordance with the Fund's limited liability company agreement and the valuation procedures (the "Valuation Procedures") set forth below or as may be determined from time to time pursuant to policies established by the Board of Managers. The investment advisor will value interests in investment funds at fair value, which ordinarily will be the value determined by the portfolio manager for each investment fund in accordance with the policies established by the relevant investment fund. Fair values of investments in these investment funds are generally determined by the investment advisor based on periodic financial information (including annual audited financial statements) obtained from investment funds. Realized gains and losses are recognized at the time of withdrawal from an investment fund. Partial withdrawals from an investment fund are allocated proportionately between the cost basis and realized gains and losses. Unrealized gains and losses are reflected in operations when changes between the carrying value and fair value of investment fund interests occur.

The Valuation Procedures that have been approved by the Board of Managers seek to ensure that the Fund is able to reliably determine the value of its investments in investment funds. In accordance with the Fund's Valuation Procedures, in any instance in which the investment advisor has reason to believe that the current valuation of an interest in an investment fund does not represent the fair value of such interest, the investment advisor will promptly provide the Board of Mangers with its proposed valuation for that interest, on the basis of all relevant information available at the time, including independent appraisals if readily obtainable. The investment advisor will take steps to ascertain the fair value of an interest in an investment fund, among other things, making appropriate inquires of the investment funds, seeking an independent appraisal of the investment fund of its holdings (to the extent feasible) and/or applying a discount or premium based on the investment advisor's professional opinion of market and other events and the investment advisor's current knowledge of the investment fund's current holdings. Prior to investing in any investment fund, the investment advisor will conduct a due diligence review of the valuation methodology used by the investment fund, which as a general matter will use market value when available, and otherwise use principles of fair value that the investment advisors reasonably believes to be consistent with those used by the Fund for valuing its own investments. In the absence of specific transaction activity in a particular investment fund, the investment advisor will consider whether it is appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount.

All of the Fund's investments are considered to be illiquid because the investments can only be redeemed on a monthly, quarterly, or semi-annual basis. As such, the fair value may differ from the values that will be realized at the time of redemption, and the differences could be material. All investments in investment funds held by the Fund are considered unaffiliated investments.

(b) *Subscriptions*

Member capital subscription requests may be accepted at such times as the Board of Managers may determine, subject to the receipt of funds on or before the acceptance date set by the Board. Generally, subscriptions are recorded in the capital accounts as of the beginning of the first business day of the month following the subscription. Any cash received by the Fund prior to this date is recorded as an advance member subscription liability until reflected in the capital accounts.

On August 14, 2009, the Members of the Fund voted to approve a plan of liquidation and dissolution. Accordingly, no capital subscriptions were (or will be) accepted after such date.

(c) *Income Taxes*

The Fund is not subject to income taxes; the individual members are required to report their distributive share of the Fund's realized income, gain, loss, deductions, or credits on their individual income tax returns.

(d) Revenue and Expenses

Interest income is accrued as earned. Expenses are accrued as incurred. The Fund bears all of its general and administrative expenses.

(e) Members' Equity – Net Assets

During the period ended September 30, 2009, net investment losses and realized losses of $276,913 and $ 671,505 respectively, have been reclassified to capital subscriptions – net in the members' equity – net assets section of the accompanying statement of assets and liabilities.

(f) Profit and Loss Allocations

Profits and losses are allocated to the members in accordance with the terms of the limited liability company agreement. In general, each member shares in the profits and losses of the Fund in proportion to their respective interests in the Fund.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

The assets of the investee funds may consist of readily marketable securities, which are valued at quoted market prices. However, because the Fund does not directly invest in the underlying securities of the investee, and due to the restrictions on the transferability and timing of withdrawals from the investee, the amounts realized upon liquidation could differ from such reported values.

(h) Foreign Currency

The Fund holds certain investments in investment funds that are denominated in currencies other than U.S. dollars. These amounts are converted to U.S. dollar amounts using spot currency rates on the day of valuation. Purchases and sales of investments and income and expense items denominated in currencies other than U.S. dollars are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in currency exchange rates on investments from the fluctuations arising from changes in fair value of investments held. Such fluctuations are included in the net realized and unrealized gain or loss on investments.

(i)   *Fair Value Measurement*

Effective April 1, 2008, the Fund adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands required disclosures about fair value measurements. SFAS 157 establishes a fair value hierarchy that prioritizes inputs used to measure fair value into three broad levels. The Fund's investments are measured at fair value using the following fair value hierarchy levels:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active for identical assets or liabilities, quoted prices in active markets for similar assets or liabilities, and inputs other than quoted prices that are directly observable or can be corroborated by observable market data;

Level 3 Inputs that are both significant to the fair value measurement and unobservable, including inputs that are not derived from market data or cannot be corroborated by market data.

The inputs or methodology used for valuing the Fund's investments are not necessarily an indication of the risk associated with investing in those investment funds.

Investments in investment funds are reported in the Fund's statement of assets and liabilities and are measured at fair value on a recurring basis in accordance with SFAS 157. As the Fund is invested in investment funds that are not traded on a public market exchange and for which an active market does not exist, the Fund's investments are valued in accordance with that Fund's Valuation Procedures and reported at the time of the Fund's valuation by the respective manager of the investment fund. The Fund's investments are therefore classified as Level 3 investments as the valuation inputs are unobservable and based on the best information available in the circumstances. The investment advisor may adjust the respective manager's valuation when circumstances support such an adjustment.

The Fund has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. These investments are redeemable with the fund at net asset value under the original terms of the fund agreements and/or subscription agreements and operations of the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Fund's interests in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Fund's interest in the funds. The

Financial Accounting Standards Board recently added a project to its agenda to provide guidance on applying fair value to investments in alternative investment funds. The guidance resulting from this project may impact the carrying amount of such investments in future periods.

As of September 30, 2009, investments in investment funds were valued based upon net asset value reported by the respective managers of the funds. Although the Fund's investments are classified as Level 3, the securities held by the underlying investments in investment funds are predominantly valued based on Level 1 inputs.

The following table summarizes the levels within the fair value hierarchy in which the fair value measurements of the Fund's investments are classified as of September 30,, 2009:

	Level 1	Level 2	Level 3	Total
Assets				
Investments	$ -	$ -	$14,801,776	14,801,776
Total	**$ -**	**$ -**	**$14,801,776**	**14,801,776**

The changes in investments measured at fair value using significant Level 3 inputs are reflected below:

Balance as of March 31, 2009	$ 13,056,451
Net subscription/redemptions	(960,934)
Net realized and unrealized losses	2,706,259
Balance as of September 30, 2009	$ 14,801,776

The net increase in unrealized depreciation from investments in investment funds during the period March 31, 2009 through September 30, 2009 for investments held by the Fund as of September 30, 2009 was $3,377,764.

(3) Expenses of the Fund

The Fund bears all expenses in connection with the operation of the Fund. Examples of expenses borne by the Fund include all costs and expenses related to portfolio transactions and positions for the Fund's account, costs and expenses related to the establishment of any investments managed by sub-advisors, management fees, legal fees, accounting and administration fees, operational and compliance support fees and expenses, costs of insurance, organizational and registration expenses, offering costs, and expenses of meetings of managers and investors of the Fund.

The investment advisor is paid a management fee by the Fund as compensation for its services to the Fund at an annual rate of 2.00% of the Fund's net assets. The management fee is payable quarterly in arrears calculated on the basis of net asset value as of the end of such quarter. Management fees totaled $145,625 for the period April 1, 2009 to September

30, 2009. Effective August 14, 2009, the Fund ceased accruing for management fees. On this date, Torrey Associates, LLC was terminated in its role as investment advisor and, pursuant to the plan of liquidation and dissolution as approved by the Fund's members, assumed the role of liquidator and began charging an annualized fee of 1.00%.

The Fund pays the placement agent and the investment advisor a quarterly investor servicing fee at an annual rate of 0.10% and 0.05%, respectively, of the Fund's net assets of each quarter end. Investor servicing fees totaled $8,951 for the period April 1, 2009 to September 30, 2009. The investor servicing fees were terminated on August 14, 2009 pursuant to the plan of liquidation and dissolution as approved by the Fund's members.

The Fund reimburses the investment advisor for certain expenses incurred on behalf of the Fund. As of September 30, 2009, the Fund had accrued $56,089 for amounts due to the investment advisor for management fees, investor servicing fees, and reimbursable expenses.

At the discretion of the placement agent, investors may be charged a front-end sales charge in an amount up to 3% of the gross investment of each investor in the Fund. Member subscriptions are shown net of placement agent fees in the accompanying statements of changes in members' equity – net assets.

The fund has an agreement with an administration firm to perform certain financial, accounting, administrative, and other services on behalf of the Fund. In consideration for these services, the Fund pays the administration firm an annual fee of between 0.06% and 0.15% based on the net assets of the beginning of each month. Administration fees totaled $21,000 for the period April 1, 2009 to September 30, 2009.

The Fund pays each independent member of the Board of Managers an annual compensation of $15,000 per member per year. These fees totaled $ 15,000 for the period April 1, 2009 to September 30, 2009.

The fund has an agreement with a compliance support firm to perform certain operational and compliance support services on behalf of the Fund. Compliance support fees totaled $6,206 for the period April 1, 2009 to September, 30 2009.

(4) Investment Transactions

Aggregate purchases and proceeds from sales of investment funds for the period April 1, 2009 to September 30, 2009 amounted to $0 and $3,057,276.

At September 30, 2009, the cost of the investments for federal income tax purposes was $14,312,629 and the accumulated net unrealized appreciation on investments was $489,146 consisting of $1,187,364 gross unrealized appreciation and $698,218 gross unrealized depreciation.

(5) Members' Equity Unit Transactions

Transactions in units of members' equity were as follows:

	Semi-Annual Periods Ended	
	September 30, 2009	**March 31, 2009**
Beginning units of members' equity	181,785	258,601
Members' equity subscriptions	1,549	2,841
Members' equity repurchases	(44,015)	(79,656)
Net change in units of members' equity	(42,466)	(76,816)
Ending units of members' equity	139,320	181,785

ITEM 2. CODE OF ETHICS.

Not applicable for semi-annual reports.

ITEM 3. AUDIT COMMITTEE FINANCIAL EXPERT.

Not applicable for semi-annual reports.

ITEM 4. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Not applicable for semi-annual reports.

ITEM 5. AUDIT COMMITTEE OF LISTED REGISTRANTS.

Not applicable for semi-annual reports.

ITEM 6. SCHEDULE OF INVESTMENTS.

Included as part of the report to members filed under Item 1.

ITEM 7. DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR
CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

Not applicable for semi-annual reports.

ITEM 8. Portfolio Managers of Closed-End Management Investment Companies.

Not applicable for semi-annual reports.

ITEM 9. PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT
INVESTMENT COMPANY AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 10. SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS.

Not applicable.

ITEM 11. CONTROLS AND PROCEDURES.

(a) The registrant's principal executive and principal financial officers, or persons performing similar functions, have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act") (17 CFR 270.30a-3(c))) are effective as of a date within 90 days of the filing date of this report, based on their evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act (17 CFR 270.30a-3(b)) and Rules 13a-15(b) or 15d-15(b) under the Securities Exchange Act of 1934, as amended (17 CFR 240.13a-15(b) or 240.15d-15(b)).

(b) There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act (17 CFR 270.30a-3(d)) that occurred during the registrant's second fiscal half-year of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

ITEM 12. EXHIBITS.

(a)(1) Not applicable for semi-annual reports.

(a)(2) The following exhibits are attached to this Form N-CSR:

 Exhibit No. Description of Exhibit

 11(a) Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

 11(b) Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(a)(3) Not applicable.

(b) The following exhibits are attached to this Form N-CSR:

 Exhibit No. Description of Exhibit

 11(c) Certification of Chief Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates as indicated.

(Registrant) TORREY INTERNATIONAL STRATEGY PARTNERS, LLC

By (Signature and Title)*   /s/ JAMES A. TORREY

JAMES A. TORREY, Principal Executive Officer

Date December 4, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates as indicated.

(Registrant) TORREY INTERNATIONAL STRATEGY PARTNERS, LLC

By (Signature and Title)*   /s/ RAYMOND J. CLEARY

RAYMOND J. CLEARY, Principal Financial Officer

Date December 4, 2009
